Exhibit 99.1

Pacific Drilling Announces Fourth-Quarter and Full-Year 2017 Results

•	Revenue efficiency(a) of 99.6% for the fourth quarter yielded revenue of $65.0 million, and a record revenue efficiency of 98.3% for full year 2017 yielded revenue of $319.7 million

•

Further optimized cost structure reducing daily operating expenses for rigs operating under drilling contracts down to approximately $118,000 for full year 2017, as compared to $136,000 for full year 2016

•	During fourth-quarter 2017, Pacific Santa Ana commenced its contract in Mauritania for Petronas and Erin Energy Corporation exercised an option to extend the Pacific Bora contract for work in Nigeria

LUXEMBOURG (April 2, 2018) - Pacific Drilling S.A. (OTC: PACDQ) today announced a net loss for fourth-quarter 2017 of $129.7 million, or $6.08 per diluted share, compared to a net loss for third-quarter 2017 of $157.5 million, or $7.38 per diluted share. Net loss for full-year 2017 was $525.2 million, or $24.64 per diluted share.

On November 12, 2017 (the “Petition Date”), we and certain of our subsidiaries filed voluntary petitions (the “Bankruptcy Petitions”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

CEO Paul Reese said, “We are very proud to have delivered a record revenue efficiency of 98.3% for the full-year 2017. Throughout the year, we also continued to optimize our cost structure. Our full-year 2017 average daily expenses for operating rigs were 34% below our full-year 2014 average, when oil hit its peak.”

Mr. Reese continued, “These strong operating results continue to prove the robustness of our platform, organization, and dedicated team. Our performance continues to be recognized by clients. Even though we are operating under the protection of Chapter 11, we have been invited to participate in all major tenders, and during the fourth quarter we commenced a contract with a significant new client, while an existing client exercised an option to extend. Also, more recently we obtained a letter of intent for drilling services for the Pacific Bora in Nigeria subject to local government approval. While market conditions continue to be challenging, it is encouraging to observe an increase in tendering activity.”

Mr. Reese concluded, “We continue to have active dialogue with our stakeholders and their respective advisors about the future capital structure of the company. As we have stated previously, these discussions are complex and involve many parties, and we remain focused on achieving a capital structure that is sustainable for our company in the long-term.”

Fourth-Quarter Operational and Financial Commentary

Contract drilling revenue for fourth-quarter 2017 was $65.0 million, which included $5.1 million of deferred revenue amortization, compared to contract drilling revenue of $82.1 million for third-quarter 2017, which included $5.5 million of deferred revenue amortization. The decrease in revenues is primarily the result of lower activity on the Pacific Bora and Pacific Scirocco, partially offset from revenues earned by the Pacific Santa Ana starting its contract with Petronas in December 2017.

Operating expenses for fourth-quarter 2017 were $59.7 million as compared to $58.9 million for third-quarter 2017. The increase in operating expense is primarily the result of costs from the Pacific Santa Ana starting work under its contract with Petronas.

General and administrative expenses for fourth-quarter 2017 were $22.4 million as compared to $22.1 million for third-quarter 2017. Net of the legal costs associated with the arbitration proceeding and patent litigation, and legal and advisory expenses related to our on-going debt restructuring efforts incurred prior to the Petition Date, our corporate overhead(b) for fourth-quarter 2017 was $11.0 million, compared to $15.3 million for third-quarter 2017. The decrease in corporate overhead expenses was primarily related to severance related costs incurred in third-quarter 2017.

Adjusted EBITDA(c) for fourth-quarter 2017 was $(16.5) million, compared to Adjusted EBITDA of $1.9 million in third-quarter 2017. The decrease in Adjusted EBITDA was primarily the result of decreased revenues during fourth-quarter 2017.

Interest expense for fourth-quarter 2017 was $27.4 million, as compared to $51.1 million for third-quarter 2017, primarily due to interest expense not being accrued subsequent to the Petition Date for the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B.

During fourth-quarter 2017, we classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees.

Income tax expense for fourth-quarter 2017 was $8.8 million, as compared to $1.8 million for third-quarter 2017, primarily as a result of the non-cash write-off of deferred tax assets.

For fourth-quarter 2017, cash flow from operations was $(37.0) million. Cash balances, including $8.5 million in restricted cash, totaled $317.4 million as of December 31, 2017, and liabilities subject to compromise totaled approximately $3.1 billion.

Update on Financial Restructuring under the Protection of Chapter 11

We are currently operating our business as debtors-in-possession in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. After we filed our Bankruptcy Petitions, we sought and obtained approval from the Bankruptcy Court for a variety of “first day” motions, including authority to maintain bank accounts and other customary relief. The relief granted in these motions allows us to continue to operate our business in the normal course.

Under the Bankruptcy Code, we had the exclusive right to file a plan of reorganization under Chapter 11 through March 12, 2018. On March 22, 2018, the Bankruptcy Court approved our request for an order under which we, our secured creditor groups and our majority shareholder will take part in mediation before the Honorable James R. Peck, retired Bankruptcy Court Judge for the Southern District of New York. The scope of the mediation will be to facilitate discussions among us and our stakeholders for the purpose of agreeing to the terms of a binding term sheet or restructuring support agreement describing a Chapter 11 plan of reorganization. In addition, the Bankruptcy Court extended the exclusive period during which we can file a plan of reorganization to the earlier of (i) two weeks following the termination of the mediation and (ii) 60 days, or May 21, 2018, without prejudice to seek further extensions of the exclusive period.

Additional information about our 2017 financial results and the Chapter 11 proceedings can be found (i) in the Form 20-F containing our annual report for the period ended December 31, 2017 as filed with the SEC, (ii) on the Company’s website at www.pacificdrilling.com/investor-relations/sec-filings, and www.pacificdrilling.com/restructuring or (iii) via the Company’s restructuring information line at: +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

The Company intends to continue to file quarterly and annual reports with the SEC, which will also be available on the Company’s website. The Company will not be holding an earnings conference call this quarter.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) Corporate overhead expenses is a non-GAAP financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(c) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release,   constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “plan,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends, future client contract opportunities, contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2017	September 30, 2017	December 31, 2016	2017	2016	2015

Revenues
Contract drilling	$65,024	$82,110	$177,957	$319,716	$769,472	$1,085,063
Costs and expenses
Operating expenses	(59,728)	(58,925)	(66,547)	(244,089)	(290,038)	(431,261)
General and administrative expenses	(22,448)	(22,076)	(18,908)	(87,134)	(63,379)	(55,511)
Depreciation expense	(69,894)	(69,561)	(69,881)	(278,949)	(275,901)	(243,457)
	(152,070)	(150,562)	(155,336)	(610,172)	(629,318)	(730,229)
Loss from construction contract rescission	—	—	—	—	—	(40,155)
Operating income (loss)	(87,046)	(68,452)	22,621	(290,456)	140,154	314,679
Other income (expense)
Interest expense	(27,438)	(51,146)	(51,547)	(178,983)	(189,044)	(156,361)
Write-off of deferred financing costs	—	(30,846)	—	(30,846)	—	—
Gain on debt extinguishment	—	—	—	—	36,233	—
Reorganization items	(6,474)	—	—	(6,474)	—	—
Other income (expense)	(4)	(5,307)	419	(5,544)	(2,393)	(3,217)
Income (loss) before income taxes	(120,962)	(155,751)	(28,507)	(512,303)	(15,050)	155,101
Income tax expense	(8,770)	(1,770)	(14,529)	(12,863)	(22,107)	(28,871)
Net income (loss)	$(129,732)	$(157,521)	$(43,036)	$(525,166)	$(37,157)	$126,230

Earnings (loss) per common share, basic	$(6.08)	$(7.38)	$(2.03)	$(24.64)	$(1.76)	$5.97
Weighted average number of common shares, basic	21,338	21,332	21,184	21,315	21,167	21,145
Earnings (loss) per common share, diluted	$(6.08)	$(7.38)	$(2.03)	$(24.64)	$(1.76)	$5.97
Weighted average number of common shares, diluted	21,338	21,332	21,184	21,315	21,167	21,156

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	December 31,	September 30,	December 31,
	2017	2017	2016

Assets:
Cash and cash equivalents	$308,948	$349,807	$585,980
Restricted cash	8,500	8,500	40,188
Accounts receivable, net	40,909	36,361	94,622
Materials and supplies	87,332	89,331	95,679
Deferred costs, current	14,892	11,168	10,454
Prepaid expenses and other current assets	14,774	10,160	13,892
Total current assets	475,355	505,327	840,815
Property and equipment, net	4,652,001	4,717,607	4,909,873
Long-term receivable	202,575	202,575	202,575
Other assets	33,030	42,587	44,944
Total assets	$5,362,961	$5,468,096	$5,998,207
Liabilities and shareholders’ equity:
Accounts payable	$11,959	$13,377	$17,870
Accrued expenses	36,174	25,332	45,881
Long-term debt, current	—	3,043,967	496,790
Accrued interest	6,088	32,990	14,164
Deferred revenue, current	23,966	21,061	45,755
Total current liabilities	78,187	3,136,727	620,460
Long-term debt, net of current maturities	—	—	2,648,659
Deferred revenue	12,973	17,967	32,233
Other long-term liabilities	32,323	33,321	30,655
Total liabilities not subject to compromise	123,483	3,188,015	3,332,007
Liabilities subject to compromise	3,087,677	—	—
Commitments and contingencies
Shareholders’ equity:
Common shares	213	213	212
Additional paid-in capital	2,366,464	2,365,683	2,360,398
Accumulated other comprehensive loss	(14,493)	(15,164)	(19,193)
Retained earnings (accumulated deficit)	(200,383)	(70,651)	324,783
Total shareholders’ equity	2,151,801	2,280,081	2,666,200
Total liabilities and shareholders’ equity	$5,362,961	$5,468,096	$5,998,207

PACIFIC DRILLING S. A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2017	2017	2016	2017	2016	2015

Cash flow from operating activities:
Net income (loss)	$(129,732)	$(157,521)	$(43,036)	$(525,166)	$(37,157)	$126,230
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	69,894	69,561	69,881	278,949	275,901	243,457
Amortization of deferred revenue	(5,145)	(5,487)	(29,413)	(46,829)	(67,053)	(86,276)
Amortization of deferred costs	3,080	2,747	4,057	11,689	13,945	25,951
Amortization of deferred financing costs	—	8,488	7,858	24,889	18,786	11,278
Amortization of debt discount	—	321	208	940	1,279	1,015
Write-off of deferred financing costs	—	30,846	—	30,846	—	5,965
Loss from construction contract rescission	—	—	—	—	—	38,084
Deferred income taxes	7,497	(37)	12,693	7,409	15,494	9,840
Share-based compensation expense	781	2,032	1,766	6,819	7,094	12,534
Gain on debt extinguishment	—	—	—	—	(36,233)	—
Other-than-temporary impairment of available-for-sale securities	682	6,147	—	6,829	—	—
Reorganization items	5,315	—	—	5,315	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,548)	(223)	19,685	53,713	73,428	62,977
Materials and supplies	1,999	2,478	1,588	6,187	2,564	(2,583)
Prepaid expenses and other assets	(10,327)	(104)	(16,720)	(20,457)	(29,276)	(10,840)
Accounts payable and accrued expenses	20,472	12,008	(23,013)	38,214	(24,843)	(18,712)
Deferred revenue	3,056	(4,348)	35,175	5,780	35,175	3,226
Net cash provided by (used in) operating activities	(36,976)	(33,092)	40,729	(114,873)	249,104	422,146
Cash flow from investing activities:
Capital expenditures	(3,883)	(19,338)	(9,819)	(36,645)	(52,625)	(181,458)
Purchase of available-for-sale securities	—	(2,000)	—	(6,000)	—	—
Net cash used in investing activities	(3,883)	(21,338)	(9,819)	(42,645)	(52,625)	(181,458)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	—	(8)	—	(199)	(89)	(536)
Proceeds from long-term debt	—	—	215,000	—	450,000	315,000
Payments on long-term debt	—	(1,875)	(41,652)	(146,473)	(110,832)	(581,083)
Payments for financing costs	—	(939)	(23,408)	(4,530)	(25,423)	(4,070)
Purchases of treasury shares	—	—	—	—	—	(21,760)
Net cash provided by (used in) financing activities	—	(2,822)	149,940	(151,202)	313,656	(292,449)
Increase (decrease) in cash and cash equivalents	(40,859)	(57,252)	180,850	(308,720)	510,135	(51,761)
Cash, cash equivalents and restricted cash, beginning of period	358,307	415,559	445,318	626,168	116,033	167,794
Cash, cash equivalents and restricted cash, end of period	$317,448	$358,307	$626,168	$317,448	$626,168	$116,033

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, other-than-temporary impairment of available-for-sale securities, write-off of deferred financing costs, loss from construction contract rescission, gain on debt extinguishment, and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2017	2017	2016	2017	2016	2015

Net income (loss)	$(129,732)	$(157,521)	$(43,036)	$(525,166)	$(37,157)	$126,230
Add:
Interest expense	27,438	51,146	51,547	178,983	189,044	156,361
Depreciation expense	69,894	69,561	69,881	278,949	275,901	243,457
Income tax expense	8,770	1,770	14,529	12,863	22,107	28,871
EBITDA	$(23,630)	$(35,044)	$92,921	$(54,371)	$449,895	$554,919
Add (subtract):
Other-than-temporary impairment of available-for-sale securities	682	6,147	—	6,829	—	—
Write-off of deferred financing costs	—	30,846	—	30,846	—	—
Loss from construction contract rescission	—	—	—	—	—	40,155
Gain on debt extinguishment	—	—	—	—	(36,233)	—
Reorganization items	6,474	—	—	6,474	—	—
Adjusted EBITDA	$(16,474)	$1,949	$92,921	$(10,222)	$413,662	$595,074

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain legal expenses related to the arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to debt restructuring efforts incurred prior to the Petition Date. We included corporate overhead herein because it is used by management to measure the Company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of Company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Supplementary Data— Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2017	2017	2016	2017	2016	2015
General and administrative expenses	$22,448	$22,076	$18,908	$87,134	$63,379	$55,511
Subtract:
Legal and advisory expenses	(11,439)	(6,826)	(7,103)	(30,733)	(16,909)	(2,377)
Corporate overhead expenses	$11,009	$15,250	$11,805	$56,401	$46,470	$53,134